Exhibit 99.1(a)(1)(B)

Appendix A

Letter of Transmittal

ELECTRONIC ARTS INC.

LETTER OF TRANSMITTAL

Participation Instructions:

Complete this form by checking one of the two boxes following the first paragraph below, sign it, and fax it to Electronic Arts Stock Administration at (650) 628-1376 or deliver by mail to Electronic Arts Inc., Stock Administration, 209 Redwood Shores Parkway, Redwood City, California 94065, as soon as possible, but in any event in sufficient time that it is received by Electronic Arts Inc. BEFORE 9:00 P.M., PACIFIC TIME, ON APRIL 17, 2003.

I am a holder of options to purchase Class B common stock of Electronic Arts Inc. (the “Class B options”). I have received and read the Offer to Purchase (as the same may be amended from time to time, the “Offer to Purchase”) and understand that I may cancel my options in exchange for a cash payment under the Repurchase Program described in the Offer to Purchase. I also understand that if I cancel any of my Class B options in the Repurchase Program, I must cancel all Class B options held by me. If I elect not to tender Class B options for cancellation or have not delivered a properly completed Letter of Transmittal to the address of Electronic Arts Inc. specified in instruction 1 above before 9:00 P.M., Pacific Time, on April 17, 2003, then all the Class B options held by me shall remain unchanged with their original exercise price and their original terms. If I do tender Class B options for cancellation held by me, then in return, I will be paid the cash consideration described in the Offer to Purchase, which will be paid promptly after expiration of the Repurchase Program.

( )	I hereby elect to tender for cancellation the full number of Class B options held by me according to the terms and conditions stated in the Offer to Purchase including the Summary Term Sheet.

( )	I do not accept the Offer to Purchase. I understand that I will not receive any consideration and that all the Class B options held by me shall remain unchanged.

If you have returned a properly signed Letter of Transmittal and have not checked either of the boxes above, Electronic Arts Inc. will treat your delivery of the Letter of Transmittal as the tender of all your Class B options for cancellation.

I hereby agree that, unless I revoke my election before 9 p.m., Pacific Time, on April 17, 2003 (or a later expiration date if Electronic Arts Inc. extends the Repurchase Program), my tender of Class B options for cancellation will be irrevocable, and if my tender is accepted by Electronic Arts Inc., such Class B options will be cancelled in their entirety. I understand that my employment with Electronic Arts Inc. is on an at-will basis and that nothing in the Repurchase Program or the Offer to Purchase modifies or changes that. I agree that Electronic Arts Inc. has made no representations or warranties to me regarding this Offer to Purchase and that my participation in this Offer to Purchase is at my own discretion. I further agree that Electronic Arts shall not be liable for any costs, taxes, loss or damage that I may incur through my election to cancel Class B options in exchange for the cash consideration described in the Offer to Purchase.

I recognize that, under certain circumstances stated in the Offer to Purchase, Electronic Arts Inc. may terminate or amend the Repurchase Program and postpone its acceptance and cancellations of any Class B options that I have elected to cancel. In such event, I understand that the Class B options tendered for cancellation by virtue of this Letter of Transmittal but not accepted for cancellation will be returned to me.

Date: __________________________, 2003	________________________________________
Signature of Optionee

____________________________________ Country where employed	_______________________________________ Name of Optionee

________________________________________ Social Security Number (U.S. employees only)